Exhibit 1.2

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.’s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  MDS Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. MDS Inc. (“the Company”) did not maintain effective processes and controls over the accounting and reporting of complex and non-routine transactions. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including income taxes, was not adequate. In addition, the technical complexity and volume of work associated with the Company’s strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of their internal controls for both routine and non-routine income tax accounting and reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of MDS Inc. as of October 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2009. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated January 25, 2010, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

/s/ Ernst & Young
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 25, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the “Company”) as of October 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2009.  These financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance  about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2009 and 2008 and the result of its operations and its cash flows for each of the three years in the period ended
October 31, 2009 in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective November 1, 2007, the Company adopted Accounting Standards Codification 740-10, “Income Taxes” (formerly FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2010 expressed an opinion that MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2009.

/s/ Ernst & Young
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 25, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of October 31 (millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$298	$117
Accounts receivable (Note 4)	45	49
Notes receivable (Notes 5 and 10)	16	75
Inventories (Note 6)	28	24
Income taxes recoverable (Note 22)	2	56
Current portion of deferred tax assets (Note 22)	16	22
Other current assets (Note 8)	13	3
Assets of discontinued operations (Note 3)	941	1,245
Total current assets	1,359	1,591

Property, plant and equipment (Note 7)	131	124
Deferred tax assets (Note 22)	39	-
Long-term investments (Note 9)	6	16
Other long-term assets (Note 10)	91	105
Total assets	$1,626	$1,836
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$26	$31
Accrued liabilities (Note 13)	82	84
Current portion of deferred revenue (Note 15)	5	6
Current portion of long-term debt (Note 14)	30	17
Liabilities of discontinued operations (Note 3)	214	303
Total current liabilities	357	441

Long-term debt (Note 14)	237	257
Deferred revenue (Note 15)	14	9
Deferred tax liabilities (Note 22)	-	21
Other long-term liabilities (Note 16)	24	18
Total liabilities	632	746

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of October 31, 2009 and October 31, 2008, respectively (Note 18)	489	489
Additional paid-in capital	79	75
Retained earnings	166	301
Accumulated other comprehensive income	260	225
Total shareholders’ equity	994	1,090
Total liabilities and shareholders’ equity	$1,626	$1,836

Incorporated under the Canadian Business Corporations Act
Commitments and contingencies (Note 27)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31 (millions of U.S. dollars, except per share amounts)	2009	2008	2007
Revenues	$231	$296	$290
Costs and expenses
Direct cost of revenues	122	153	150
Selling, general and administration	79	105	122
Research and development	3	3	4
Depreciation and amortization	24	25	23
MAPLE Facilities write-off	-	341	-
Restructuring charges, net (Note 20)	9	1	9
Change in fair value of embedded derivatives	(8)	15	(4)
Other expenses (income), net (Note 21)	4	8	(5)
Total costs and expenses	233	651	299
Operating loss from continuing operations	(2)	(355)	(9)
Interest expense	(8)	(3)	(1)
Interest income	8	12	23
Change in fair value of interest rate swaps	-	2	1
(Loss) income from continuing operations before income taxes	(2)	(344)	14
Income tax expense (recovery) (Note 22)
- current	11	33	(9)
- deferred	2	(131)	11
	13	(98)	2
(Loss) income from continuing operations	(15)	(246)	12
(Loss) income from discontinued operations, net of income taxes (Note 3)	(120)	(307)	769
Net (loss) income	$(135)	$(553)	$781

Basic (loss) earnings per share (Note 17)
- from continuing operations	$(0.12)	$(2.02)	$0.09
- from discontinued operations	(1.00)	(2.52)	5.84
Basic (loss) earnings per share	$(1.12)	$(4.54)	$5.93
Diluted (loss) earnings per share (Note 17)
- from continuing operations	$(0.12)	$(2.02)	$0.09
- from discontinued operations	(1.00)	(2.52)	5.83
Diluted (loss) earnings per share	$(1.12)	$(4.54)	$5.92

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(millions of U.S. dollars, except Common shares in thousands)	Common Shares
	Number	Amount
Balance as of October 31, 2006	144,319	$ 566	$ 69	$ 421	$ 328	$1,384
Components of comprehensive income:
Net income	-	-	-	781	-	781
Foreign currency translation	-	-	-	-	139	139
Reclassification of realized gains, net of tax of $nil	-	-	-	-	(4)	(4)
Unrealized gain on net investment hedges, net of tax of $(8)	-	-	-	-	50	50
Unrealized loss on available-for-sale securities, net of tax of $2	-	-	-	-	(3)	(3)
Unrealized gain on derivatives designated cash flow hedges, net of tax of $(2)	-	-	-	-	8	8
Adoption of accounting standard for defined benefit pension and other post-retirement plans, net of tax of $(5)	-	-	-	-	11	11
Total comprehensive income						982
Dividends	-	-	-	(4)	-	(4)
Issuance of Common shares	108	2	-	-	-	2
Repurchase and cancellation of Common shares	(22,831)	(90)	-	(318)	(33)	(441)
Stock options exercised	982	15	(1)	-	-	14
Stock-based compensation	-	-	4	-	-	4
Balance as of October 31, 2007	122,578	493	72	880	496	1,941
Components of comprehensive loss:
Net loss	-	-	-	(553)	-	(553)
Foreign currency translation	-	-	-	-	(195)	(195)
Reclassification of realized loss, net of tax of $nil	-	-	-	-	3	3
Unrealized loss on net investment hedges, net of tax of $10	-	-	-	-	(54)	(54)
Unrealized loss on available-for-sale securities, net of tax of $nil	-	-	-	-	(2)	(2)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5	-	-	-	-	(10)	(10)
Pension liability adjustments, net of tax of $3	-	-	-	-	(7)	(7)
Total comprehensive loss						(818)
Repurchase and cancellation of Common shares	(2,903)	(12)	-	(26)	(6)	(44)
Stock options exercised	462	7	-	-	-	7
Stock-based compensation	-	-	6	-	-	6
Other	-	1	(3)	-	-	(2)
Balance as of October 31, 2008	120,137	489	75	301	225	1,090
Components of comprehensive loss:
Net loss	-	-	-	(135)	-	(135)
Foreign currency translation	-	-	-	-	39	39
Reclassification of realized foreign currency translation gain on divestitures					(12)	(12)
Reclassification of realized loss, net of tax of $(3)	-	-	-	-	5	5
Unrealized gain on net investment hedges, net of tax of $(4)	-	-	-	-	20	20
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $nil	-	-	-	-	1	1
Pension liability adjustments, net of tax of $6	-	-	-	-	(13)	(13)
Other	-	-	-	-	(5)	(5)
Total comprehensive loss						(100)
Stock-based compensation	-	-	4	-	-	4
Balance as of October 31, 2009	120,137	$ 489	$ 79	$ 166	$ 260	$ 994

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (millions of U.S. dollars)	2009	2008	2007
Operating activities
Net (loss) income	$(135)	$(553)	$781
(Loss) income from discontinued operations, net of income taxes	(120)	(307)	769
(Loss) income from continuing operations	(15)	(246)	12
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities relating to continuing operations (Note 23):
Items not affecting current cash flows	3	243	16
Changes in operating assets and liabilities	93	(107)	128
Cash provided by (used in) operating activities of continuing operations	81	(110)	156
Cash provided by (used in) operating activities of discontinued operations	94	89	(36)
Cash provided by (used in) operating activities	175	(21)	120
Investing activities
Purchase of property, plant and equipment	(10)	(13)	(15)
Proceeds on sale of property, plant and equipment	-	2	4
Purchase of short-term investments	-	-	(118)
Proceeds on sale of short-term investments	-	101	165
Proceeds on sale of long-term investments	-	7	13
Proceeds on sale of businesses	-	15	-
Decrease (increase) in restricted cash	(3)	1	(5)
Other	-	-	(15)
Cash provided by (used in) investing activities of continuing operations	(13)	113	29
Cash provided by (used in) investing activities of discontinued operations	12	(53)	273
Cash provided by (used in) investing activities	(1)	60	302
Financing activities
Repayment of long-term debt	(6)	(79)	(8)
Payment of cash dividends	-	-	(3)
Issuance of shares	-	7	15
Repurchase of shares	-	(44)	(441)
Cash used in financing activities of continuing operations	(6)	(116)	(437)
Cash used in financing activities of discontinued operations	(6)	(10)	(12)
Cash used in financing activities	(12)	(126)	(449)
Effect of foreign exchange rate changes on cash and cash equivalents	19	(18)	10
Net increase (decrease) in cash and cash equivalents during the year	181	(105)	(17)
Cash and cash equivalents, beginning of year	117	222	239
Cash and cash equivalents, end of year	$298	$117	$222
Cash interest paid	$15	$18	$22
Cash taxes (refunded) paid	$(7)	$88	$15

The accompanying notes form an integral part of these consolidated financial statements.

1.	Nature of Operations

MDS Inc. (MDS or the Company) operates as a global life sciences company that provides market-leading products and services that customers need for the development of drugs, diagnosis and treatment of disease. The Company has been operating with three business segments: MDS Nordion, which is focused on medical imaging and radiotherapeutics, and sterilization technologies; MDS Pharma Services, which provides pharmaceutical contract research; and MDS Analytical Technologies, which involves the development, manufacture and sale of analytical instruments.

Key events of fiscal 2009
On February 2, 2009, MDS formed a Special Committee to continue its review of strategic alternatives to enhance shareholder value. As a result of this review, the following key events occurred in fiscal 2009:

• June 1, 2009	-	MDS announces its intent to divest MDS Pharma Services Late Stage operations (Phase II-IV and Central Labs)
• July 1, 2009	-	MDS sells MDS Pharma Services Phase II-IV for $50 million in cash
• September 2, 2009	-	MDS announces strategic repositioning
	-	MDS announces its intention to sell its remaining MDS Pharma Services Early Stage operations
	-	MDS announces agreement to sell MDS Analytical Technologies for $650 million in cash
• October 30, 2009	-	MDS sells MDS Pharma Services Central Labs for $6 million in cash

As a result of these key events, the Company has reported MDS Pharma Services and MDS Analytical Technologies as discontinued operations in the consolidated statements of operations for all periods presented herein. Details of the discontinued operations are provided in Note 3, “Divestitures and Discontinued Operations”. Certain other notes contain information on the discontinued operations, including Note 2, “Summary of Significant Accounting Policies”, Note 11, “Impairment of Long-Lived Assets”, Note 12, “Goodwill”, Note 19, “Financial Instruments and Financial Risk”, Note 24, “Stock-Based Compensation”, Note 25, “Employee Benefits”,  and Note 30, “Subsequent Events”.

The Company’s remaining business segment, MDS Nordion, is included and reported as continuing operations for all periods presented herein. Upon completion of the aforementioned divestitures, MDS expects to remain a publicly traded entity consisting primarily of the MDS Nordion business and other corporate functions.

2.	Summary of Significant Accounting Policies

Basis of presentation
The consolidated financial statements have been prepared in United States (U.S.) dollars and in accordance with United States generally accepted accounting principles (U.S. GAAP) applied on a consistent basis. On July 1, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105, “Generally Accepted Accounting Principles” (ASC 105), which establishes the ASC as the authoritative source of U.S. GAAP. The issuance of ASC 105 does not change U.S. GAAP and had no material impact on the Company’s consolidated financial statements.

Beginning with its fiscal 2007 year-end, the Company adopted the U.S. dollar as its reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Principles of consolidation
The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Restricted cash
Restricted cash, which is included in other long-term assets, includes cash held for specific purposes related to divestitures or liability insurance.

Allowance for doubtful accounts
The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 - 40 years
Equipment	3 - 20 years
Furniture and fixtures	3 - 10 years
Computer systems	3 - 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations
The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Capitalized software
Capitalized software primarily relates to MDS Pharma Services and is included in assets of discontinued operations (Note 3) and, therefore, is no longer being depreciated. The Company capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill
Goodwill primarily relates to MDS Pharma Services and MDS Analytical Technologies and is included in assets of discontinued operations (Note 3). Within continuing operations, a total of $2 million goodwill relates to MDS Nordion. All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. Goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets
Intangible assets all relate to MDS Analytical Technologies and are included in assets of discontinued operations (Note 3). Intangible assets consist of acquired technology, brands, and licenses. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license. Acquired technology represents the value of proprietary ‘‘know-how’’ that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace.  Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

The Company immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances. See details on the impairment of long-lived assets in Note 11, “Impairment of Long-Lived Assets”, which is reported in discontinued operations (Note 3).

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases is depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset.  All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer’s payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed.  Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

A significant portion of MDS Pharma Services revenues, which is included in discontinued operations (Note 3), relate to research services revenues provided under long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are included in deferred revenue in “Liabilities of discontinued operations”. Customer advances on contracts in progress are included in “Liabilities of discontinued operations”.

Reimbursement revenues relate to MDS Pharma Services, which is included in discontinued operations (Note 3). In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. Amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues. Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in discontinued operations as MDS Pharma Services acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses (Note 24) relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations (Note 3).

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of ASC 740-10, “Uncertainty in Income Taxes” (formerly, FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109”) (ASC 740-10), which clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination. See Note 22 for more information regarding the Company’s adoption of
ASC 740-10.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation
Although the Company reports its financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses (income), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI).

Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income are recognized in income.

Derivative financial instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges
Cash flow hedges relate to MDS Analytical Technologies, which are reported as part of discontinued operations (Note 3). The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company are expected to have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. The Company enters into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company designates these derivatives as cash flow hedges.

Hedges of net investment in foreign operations
The Company hedges its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and
MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated OCI until the hedged item affects the consolidated statements of operations.

Other derivatives
Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income
The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss), net of income taxes.

Recent accounting pronouncements

United States
In December 2009, FASB issued Accounting Standards Update (ASU) No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt ASU 2009-17 on November 1, 2010 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

In August 2009, FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). This update provides amendments to ASC 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. The Company will adopt ASU 2009-05 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2008, FASB issued ASC 715-20, “Compensation – Retirement Benefits” (formerly, FSP FAS No. 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit post-retirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will adopt ASC 715-20 on November 1, 2009, which will only impact the Company’s disclosures of its pension plan assets in the Company’s annual consolidated financial statements.

In April 2008, FASB issued ASC 350-30, “Intangibles – Goodwill and Other” (formerly, FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company plans to adopt ASC 350-30 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2008, FASB issued ASC 820-10, “Fair Value Measurements and Disclosures” (formerly, FSP 157-2, “Effective Date of FASB Statement No. 157”) (ASC 820-10). ASC 820-10 defers the effective date of ASC 820 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the applicable portions of ASC 820 effective November 1, 2008 and has not yet applied the provisions of ASC 820 to the non-financial assets and liabilities within the scope of ASC 820-10. The Company plans to adopt the deferred portion of ASC 820 on November 1, 2009.  The Company currently does not expect the adoption of the deferred portions of ASC 820 to have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued ASC 805, “Business Combinations” (formerly FAS No. 141 (revised 2007), “Business Combinations (revised 2007)”) (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company plans to adopt ASC 805 on November 1, 2009 and is currently assessing the impact of ASC 805 retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued ASC 810, “Consolidation” (formerly, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008. ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt ASC 810 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

International Accounting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

3.	Divestitures and Discontinued Operations

As a result of its ongoing strategic activities (Note 1), the Company has completed the sale of MDS Pharma Services Phase II-IV and Central Labs operations and announced its intention to sell its remaining MDS Pharma Services Early Stage operations and the planned sale of MDS Analytical Technologies. Each of these divestitures is described in more details below.

Sale of MDS Pharma Services Phase II-IV
On July 1, 2009, the Company completed the sale of MDS Pharma Services Phase II-IV (Phase II-IV) for total cash consideration of
$50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash (Note 10) that will be paid or released to MDS upon meeting post closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to the Company within 15 months from the closing date of July 1, 2009.

Total assets disposed of are $103 million (2008 - $105 million), which includes accounts receivable of $49 million (2008 - $49 million) and unbilled revenue of $27 million (2008 - $42 million). Total liabilities disposed of are $67 million (2008 - $61 million), which includes accounts payable and accrued liabilities of $26 million (2008 - $25 million) and deferred revenue of $39 million
(2008 - $33 million). During the fourth quarter of fiscal 2009, the sale of Phase II-IV was finalized and the Company recorded an after tax loss of $7 million on the sale, which is included in “(Loss) income from discontinued operations, net of income taxes” on the consolidated statements of operations. The loss on sale includes a $4 million closing adjustment, which is a reduction in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $8 million.

As part of the sale of Phase II-IV, the Company signed a Transition Services Agreement (TSA) to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. The total cash consideration includes $2 million related to the TSA in which $1 million has been recorded in “(Loss) income from continuing operations” in the consolidated statements of operations in fiscal 2009 and the remainder will be recorded in the first quarter of fiscal 2010 when the TSA is anticipated to be completed.

Sale of MDS Pharma Services Central Labs
On October 30, 2009, the Company completed the sale of MDS Pharma Services Central Labs (Central Labs) for total cash consideration of $6 million, subject to certain closing adjustments. Total assets disposed of are $63 million (2008 - $77 million), which includes accounts receivable of $42 million (2008 - $40 million). Total liabilities disposed of are $18 million (2008 - $27 million), which includes accounts payable and accrued liabilities of $13 million (2008 - $22 million). The Company has recorded an after tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. The Company expects to finalize the loss on the sale during fiscal 2010 for post-closing adjustments.

As part of the sale of Central Labs, the Company signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. In addition to the total consideration of $6 million, the Company is expected to receive an additional $2 million in cash related to this TSA during fiscal 2010. No amount has been recorded in fiscal 2009 in the consolidated statements of operations related to the TSA.

Intent to sell MDS Pharma Services Early Stage
On September 2, 2009, the Company announced that it intends to sell its remaining MDS Pharma Services Early Stage operations (Early Stage). As a result of this decision, the Company has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The results of operations of Early Stage are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. As a result of MDS’s intention to sell Early Stage, the Company estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, the Company recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. See Note 30, “Subsequent Events –Intent to sell MDS Pharma Services Early Stage”, for an update related to Early Stage.

The Company also recorded non-cash long-lived asset impairment charge of $7 million and $2 million in the third and fourth quarter of fiscal 2009, respectively, in “(Loss) income from discontinued operations, net of income taxes”. See Note 11, “Impairment of Long-Lived Assets”, for details on impairment of long-lived assets related to Early Stage.

Sale of MDS Analytical Technologies
On September 2, 2009, MDS announced that it has entered into an agreement to sell MDS Analytical Technologies to Danaher Corporation (Danaher), which includes its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex). Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission. Under a separate arrangement, Danaher has agreed to purchase the portion of the AB/MDS joint venture partnership held by Life Technologies Corporation. Completion of each transaction is conditional on the concurrent closing of the other transaction.

The Company has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The carrying value of MDS Analytical Technologies’ net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. The Company expects to finalize the sale of MDS Analytical Technologies during the first calendar quarter of 2010 and the Company expects to record an after-tax gain on the sale in the range of $10 million to $20 million.

See Note 30, “Subsequent Events - Sale of MDS Analytical Technologies” for an update on the transaction.

Included in the sale of MDS Analytical Technologies are the following two companies previously acquired by MDS. Details of these prior acquisitions are presented below.

Blueshift Biotechnologies Inc.
On June 26, 2008, MDS Analytical Technologies acquired 100% of the common shares of Blueshift Biotechnologies Inc. (Blueshift) for a total purchase price of $14 million of which $1 million was placed in escrow and has since been released. An additional
$0.5 million was placed in escrow, which was contingent on the achievement of certain milestones and has been released to the vendors during fiscal 2009. The Company allocated the purchase price to the assets acquired and the liabilities assumed and the purchase price and related allocations were finalized in fiscal 2008. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The results of operations of Blueshift are included in discontinued operations from the date of acquisition.

Molecular Devices Corporation
During fiscal 2007, the Company acquired 100% of the shares of Molecular Devices Corporation (MDC) for a total purchase price of
$600 million in cash. Included in the consideration was a $27 million cash cost to buy back outstanding options of MDC at the closing date of the acquisition. Of the $600 million purchase price, $26 million was allocated to net tangible assets, $161 million to developed technologies, $30 million to brands and $383 million to goodwill. The results of operations of MDC are included in discontinued operations from the date of acquisition.

Sale of MDS Diagnostic Services
During fiscal 2007, the Company completed the sale of its Canadian laboratory services business, MDS Diagnostic Services in a
C$1.3 billion (US$1.2 billion) transaction.  The sale was structured as an asset purchase transaction and after the provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of $988 million, comprising $929 million in cash and
$65 million in an unconditional non-interest bearing note payable in March 2009.  During the second quarter of fiscal 2009, this note matured and the Company received $60 million in cash proceeds (Note 5). Included in “(Loss) income from discontinued operations, net of income taxes” is a gain of $791 million net of income taxes on the transaction, which the Company recorded in fiscal 2007.

Discontinued operations
The following table details the assets and liabilities of MDS Pharma Services and MDS Analytical Technologies as discontinued operations for all periods presented herein.

	MDS Pharma Services		MDS Analytical Technologies		Total
As of October 31	2009(a)	2008	2009	2008	2009	2008
Accounts receivable	$37	$143	$59	$72	$96	$215
Unbilled revenue	29	86	-	-	29	86
Inventories	4	4	55	57	59	61
Property, plant and equipment (Note 11)	107	158	25	25	132	183
Deferred tax assets(b)	23	38	17	19	40	57
Long-term investments	-	-	20	13	20	13
Goodwill (Note 12)	-	37	410	413	410	450
Intangibles	-	-	120	155	120	155
Other assets	8	17	27	8	35	25
Assets of discontinued operations	$208	$483	$733	$762	$941	$1,245

Accounts payable and accrued liabilities	$58	$89	$58	$61	$116	$150
Long-term debt	8	8	-	-	8	8
Deferred revenue	18	64	9	10	27	74
Deferred tax liabilities(b)	7	9	36	46	43	55
Other liabilities(c)	16	10	4	6	20	16
Liabilities of discontinued operations	$107	$180	$107	$123	$214	$303

(a)     As of October 31, 2009, the assets and liabilities of MDS Pharma Services represent only the Early Stage operations as Phase II-IV and Central Labs were sold during fiscal 2009.

(b)     Where the financial statement carrying amounts of existing assets and liabilities and their respective tax bases are both included in the discontinued operations, the related deferred tax asset or deferred tax liability has been included in discontinued operations. Valuation allowances related to deferred tax assets included in discontinued operations have also been included in discontinued operations with the exception of changes in valuation allowances that relate to changes in judgment, which remain in continuing operations.

(c)    Other liabilities include post-retirement obligations, asset retirement obligations, income taxes and various other miscellaneous liabilities.

The following table details the operating results of the businesses noted above for the year ended October 31, 2009, except for Phase II-IV which is included until June 30, 2009. These operations have been reflected as discontinued operations for all periods presented herein.

	MDS Pharma Services			MDS Analytical Technologies			MDS Diagnostics Services	Total
Years ended October 31	2009	2008	2007	2009	2008	2007	2007	2009	2008	2007
Revenues(a)	$442	$582	$568	$359	$437	$352	$95	$801	$1,019	$1,015
Costs and other expenses	457	576	655	379	450	364	73	836	1,026	1,092
Impairment of long-lived assets(b)	26	11	-	-	-	-	-	26	11	-
Goodwill(c)	30	320	-	-	-	-	-	30	320	-
Operating (loss) income	(71)	(325)	(87)	(20)	(13)	(12)	22	(91)	(338)	(77)
Gain (loss) on the sale of discontinued operations	(46)	-	-	-	-	-	904	(46)	-	904
Equity earnings(d)	-	-	-	33	49	53	1	33	49	54
Other, net(e)	(2)	(5)	(4)	(8)	(6)	(8)	(4)	(10)	(11)	(16)
Income tax (expense) recovery	3	-	31	(9)	(7)	(10)	(117)	(6)	(7)	(96)
(Loss) income from discontinued operations, net of income taxes	$(116)	$(330)	$(60)	$(4)	$23	$23	$806	$(120)	$(307)	$769

(a)      Revenues for the year ended October 31, 2009 for Phase II-IV, Central Labs, and Early Stage are $88 million (2008 - $150 million; 2007 - $155 million), $110 million (2008 - $136 million; 2007 - $131 million), and $244 million (2008 - $296 million; 2007 - $282 million), respectively.

Pre-tax income (loss) for the year ended October 31, 2009 for Phase II-IV, Central Labs, and Early Stage are $(3) million (2008 - $4 million; 2007 - $6 million),  $(60) million (2008 - $(22) million; 2007 - $(49) million), and $(56) million (2008 - $(312) million; 2007 - $(48) million), respectively.

In fiscal 2007, the results of MDS Analytical Technologies include the operations of Molecular Devices Corporation from the date of acquisition on March 20, 2007.

(b)           The Company recorded non-cash pre-tax impairment charges for the year ended October 31, 2009 of $26 million, of which $17 million (2008 - $nil; 2007 - $nil) relates to Central Labs and $9 million (2008 - $11 million; 2007 - $nil) relates to Early Stage. See Note 11, “Impairment of Long-Lived Assets”, for details on the impairment of long-lived assets related to MDS Pharma Services.

(c)      The Company wrote off goodwill of $37 million for the year ended October 31, 2009 (2008 - $320 million; 2007 - $nil), of which $7 million is included in the loss on the sale of Phase II-IV. See Note 12, “Goodwill”, for details on the write-off of goodwill related to MDS Pharma Services.

(d)      MDS Analytical Technologies includes two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint ventures realize net income when products and services are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings, which is included in “(Loss) income from discontinued operations, net of income taxes”.

For the year ended October 31, 2009, revenues of $110 million (2008 - $149 million; 2007 - $205 million) related to the sale of products and services to the joint ventures and equity earnings of $33 million (2008 - $49 million; 2007 - $53 million) from the joint ventures. For the year ended October 31, 2009 the Company received $36 million (2008 - $59 million; 2007 - $52 million) in cash distributions from these joint ventures. As of October 31, 2009, accounts receivable from the joint ventures are $14 million (2008 - $24 million) and are included in “Assets of discontinued operations”.

(e)             Interest on the senior unsecured notes was allocated to discontinued operations based on the ratio of net assets to be sold to the sum of total net assets of the Company plus the senior unsecured notes. Interest expense allocated to discontinued operations is $9 million, $9 million, and $11 million for the years ended
October 31, 2009, 2008, and 2007, respectively.

Other divestitures
During fiscal 2008, MDS Nordion sold its external beam therapy and self-contained irradiator product lines for $15 million in cash. The Company recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill.  The Company recorded a pension curtailment gain of approximately $1 million as a result of the transfer of employees to the buyer.

4.	Accounts Receivable

	2009	2008
Trade accounts receivable	$27	$48
Other receivables(a)	18	2
	45	50
Allowance for doubtful accounts	-	(1)
Accounts receivable	$45	$49

(a)      As of October 31, 2009, other receivables include a $3 million (2008 - $nil) deferred purchase amount for the delivery of certain tax certifications and $1 million (2008 - $nil) for the TSA related to the sale of Phase II-IV, and a $13 million (2008 - $nil) preliminary closing price adjustments related to the sale of Central Labs (Note 3).

5.	Notes Receivable

Notes receivable as of October 31, 2009 of $16 million (2008 - $75 million) consist of the current portion of other long-term assets as described in Notes 10(a) and 10(b). During fiscal 2009, a non-interest bearing promissory note related to the sale of MDS Diagnostic Services (Note 3) matured and the Company received cash proceeds of $60 million.

6.	Inventories

	2009	2008
Raw materials and supplies	$28	$24
Work-in-process	1	1
Finished goods	1	1
	30	26
Allowance for excess and obsolete inventory	(2)	(2)
Inventories	$28	$24

7.	Property, Plant and Equipment

	2009		2008
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$2	$-	$2	$-
Buildings	78	35	65	25
Equipment	111	80	90	63
Furniture and fixtures	2	2	2	1
Computer systems	80	55	68	36
Leasehold improvements	9	2	3	2
Facility modifications	35	18	23	13
Construction in-progress	6	-	11	-
	323	$192	264	$140
Accumulated depreciation	(192)		(140)
Property, plant and equipment	$131		$124

8.	Other Current Assets

Asset backed commercial paper
As of October 31, 2009, other current assets include Canadian non-bank sponsored asset backed commercial paper (ABCP) with a fair value of $11 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments in the consolidated statements of financial position. On January 21, 2009, the Pan-Canadian Investors Committee announced that the restructuring of the Canadian non-bank sponsored ABCP was completed. As part of the restructuring, the Company exchanged its Original notes, with a par value of C$17 million (US$16 million), for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL 13 notes (collectively, MAVII notes) with the same total par value. The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers’ Acceptance rate less 50 basis points and mature on July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056 and the CL 13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset - Rocket Trust, Series A and mature on March 20, 2014. While the legal maturity of these notes is July 15, 2056, the actual expected note repayment date is January 22, 2017.

On the date of exchange, the Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise and that they be reported as current assets. The fair value of the MAVII notes has been determined using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing these investments such as information provided by the Court appointed Monitor, current investment ratings, liquidity and subordination considerations and general economic conditions. For the year ended October 31, 2009, the Company recorded a foreign currency translation gain (loss) of $2 million (2008 - $(2) million; 2007 - $nil) in the consolidated statements of shareholders’ equity and comprehensive income (loss). The Company recorded an impairment loss for the years ended October 31, 2008 and 2007 of $3 million and $2 million, respectively, in other expenses (income), net in the consolidated statements of operations.

Prepaid expenses and other
As of October 31, 2009, other current assets also includes prepaid expenses and other assets of $2 million (2008 - $3 million).

9.	Long-Term Investments

Long-term investments include an investment in Lumira Capital Corp. (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. MDS does not have any involvement in Lumira other than to obtain its share of earnings. The Company’s exposure to losses is limited to its investment of $5 million (2008 - $5 million).

Other long-term investments include available for sale investments in marketable equity securities which has a fair value of $1 million as of October 31, 2009 (2008 - $2 million), which has been determined using quoted market bid prices in active markets. As of October 31, 2008, long-term investments included ABCP of $9 million which were designated as available for sale (Note 8).

10.	Other Long-Term Assets
	2009	2008
Financial instrument pledged as security on long-term debt(a)	$38	$35
Long-term note receivable(b)	21	30
Restricted cash(c)	16	13
Deferred pension assets (Note 25)	14	25
Goodwill (Note 12)	2	2
Other long-term assets	$91	$105

(a)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2009 is $42 million (2008 - $38 million), of which $4 million (2008 - $3 million) is included in notes receivable (Note 5). As of October 31, 2009, the fair value is $49 million (2008 - $38 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)      Long-term note receivable
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of October 31, 2009 is $33 million (2008 - $40 million), of which $12 million (2008 - $10 million) is included in notes receivable (Note 5). As of October 31, 2009, the fair value is $36 million (2008 - $42 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. The long-term note receivable will be accreted up to its face amount of $49 million by 2012. All scheduled monthly payments due have been received.

(c)      Restricted cash
Restricted cash as of October 31, 2009 includes $10 million of proceeds related to the sale of Phase II-IV (Note 3) and the remainder for funds for insurance liabilities. As of October 31, 2008, restricted cash primarily relates to funds for insurance liabilities.

11.	Impairment of Long-Lived Assets

The Company tests its long-lived assets and intangible assets subject to amortization for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

During fiscal 2009, the Company experienced a decline in its Central Labs operation. The Company performed an impairment analysis and has determined property, plant and equipment, which represent the long-lived asset group of Central Labs are impaired. The Company recorded in fiscal 2009 total non-cash pre-tax impairment charges of $17 million (2008 - $nil; 2007 - $nil) in “(Loss) income from discontinued operations, net of income taxes”, of which $16 million and $1 million were recorded in the second and fourth quarter of fiscal 2009, respectively. See Note 3, “Divestitures and Discontinued Operations”, for details on the sale of Central Labs.

During fiscal 2009, the Company experienced a decline in current and projected revenues for certain service lines within the Early Stage operations. A deterioration of customer demand and declines in forecasted cash flows represent indicators of impairment. The Company performed an impairment analysis and determined that certain long-lived asset groups are impaired. Based on the estimated fair value of Early Stage’s property, plant and equipment asset group using undiscounted cash flows as well as reviewing information with respect to prices for similar assets, the Company recorded in fiscal 2009 a total non-cash pre-tax impairment charge of $9 million (2008 - $11 million; 2007 - $nil) in “(Loss) income from discontinued operations, net of income taxes”, of which $7 million and $2 million were recorded in the third and fourth quarter of fiscal 2009, respectively.

During the fourth quarter of fiscal 2009, the Company announced its intention to sell Early Stage. As a result of this decision, the Company estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows.

As a result, the Company recorded an estimated pre-tax loss on sale of $13 million in “(Loss) income from discontinued operations, net of income taxes”. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. See Note 3, “Divestitures and Discontinued Operations”, for details on the Company’s intent to sell Early Stage.

While the Company believes that its estimates are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions and the effectiveness of productivity and cost saving initiatives, could significantly affect its future cash flow estimates.

12.	Goodwill

The Company performs a goodwill impairment test at the reporting unit level annually at year end or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the goodwill is potentially impaired and the Company then determines the implied fair value of goodwill, which is compared to the carrying value to determine if impairment exists.

The Company reviewed the components of its operating segments and has identified MDS Nordion as its only remaining reporting unit in continuing operations. MDS Analytical Technologies and MDS Pharma Services are reported as discontinued operations. The details of the Company’s discontinued operations are provided in Note 3, “Divestitures and Discontinued Operations”.

For MDS Nordion, management determined as of October 31, 2009 that the estimated fair value of goodwill exceeds its carrying value of $2 million (2008 - $2 million) resulting in no impairment of goodwill.

During the fourth quarter of fiscal 2009, the Company announced the sale of MDS Analytical Technologies, resulting in the business being reported as discontinued operations (Note 3). As of October 31, 2009, management determined that the net fair value for MDS Analytical Technologies exceeded its carrying value, including goodwill, such that there is no impairment of goodwill.

During the third quarter of fiscal 2009, the Company completed the sale of Phase II-IV and announced its intention to sell Central Labs resulting in both of these businesses being reported as discontinued operations. ASC 350, “Intangibles – Goodwill and Other” (formerly, SFAS 142, “Goodwill and Other Intangible Assets”) requires that when a portion of a reporting unit is disposed of, goodwill of the reporting unit be allocated to the business being disposed of based on the relative fair value of the portion of the business being disposed of to the remaining reporting unit. The fair value of Phase II-IV, Central Labs and Early Stage were estimated based on discounted cash flows and comparable company market valuation approaches. Management chose the discounted cash flow approach as the primary valuation approach as cash flows can reasonably be estimated and are expected to differ significantly from the current levels due to the Company’s growth potential. The estimated fair value of Phase II-IV, Central Labs and Early Stage were based on the Company’s five-year business plan and on the best information available as of the date of the assessment in the third quarter of fiscal 2009. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average cost of capital, and comparable company market multiples. When developing these key judgments and assumptions, the Company considered economic, operational and market conditions that could impact the estimated fair value of the reporting unit; however, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respect from actual future results.

As of the third quarter of fiscal 2009, management performed Step 1 of its goodwill impairment test in accordance with ASC 350 and determined that the estimated carrying value of Phase II-IV, Central Labs and Early Stage exceeded their respective fair value. As a result of failing Step 1, management performed Step 2 of the impairment testing and determined the implied fair value of the goodwill by allocating the fair value of Phase II-IV, Central Labs and Early Stage determined in Step 1 to all the assets and liabilities of each respective business, including any recognized and unrecognized intangible assets, as if the respective business had been acquired in a business combination and the fair value was the price paid to acquire the business. Upon completion of Step 2, management determined that, as of the third quarter of fiscal 2009, the implied fair value of goodwill for each of Phase II-IV, Central Labs and Early Stage, respectively, was less than each of its carrying value and the Company wrote off the total remaining goodwill of $37 million, which has been reported as discontinued operations. Of the $37 million goodwill written off, $7 million was included in the loss on the sale of Phase II-IV in discontinued operations (Note 3).

During fiscal 2008, the market capitalization of the Company was below the book value of its equity, indicating a potential impairment of goodwill. As a result of these impairment indicators, the Company performed, as of October 31, 2008, Step 1 of its goodwill impairment test and determined that the carrying value of the MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services was impaired. The Company believed that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services reporting unit are the principal factors related to the fourth quarter of fiscal 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual goodwill impairment test that these and other related factors were likely to persist well into fiscal 2009. Upon completion of the Step 2 goodwill impairment test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill was less than its carrying value by $320 million and recorded this amount as a goodwill impairment charge as of October 31, 2008.

13.        Accrued Liabilities
	2009	2008
Employee-related accruals	$14	$12
FDA provision(a)	19	30
Restructuring provision (Note 20)	8	1
Other(b)	41	41
Accrued liabilities	$82	$84

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, the FDA provision is recorded in continuing operations as MDS expects to retain this potential liability following an intended sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updated its analysis of this critical estimate based on all currently available information. During fiscal 2009, the Company recognized a $10 million (2008 - $10 million) benefit in “(Loss) income from discontinued operations, net of income taxes” based on the revised estimate for future costs due to effective MDS risk mitigation actions and the relative infrequency of client reimbursement claims. As of October 31, 2009, management believes that the remaining provision of $19 million (2008 - $30 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 28). While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

(b)      Other includes derivative liabilities, accrued interest, accrued transaction costs, and various miscellaneous payables.

14.	Long-Term Debt
	Maturity	2009	2008
Senior unsecured notes(a)	2009 to 2014	$221	$227
Other debt(b)	2009 to 2015	46	47
Total long-term debt		267	274
Current portion of long-term debt		(30)	(17)
Long-term debt		$237	$257

(a)      The senior unsecured notes outstanding have fixed interest between 5.52% and 6.19% per annum and mature in several tranches up to December 2014. The fair value of senior unsecured notes was $238 million (2008 - $225 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the notes. See Note 27, “Commitments and Contingencies – Long-term debt” for the potential impact on the Company’s senior unsecured notes.

(b)      As of October 31, 2009, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $42 million (2008 - $39 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$4 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument was $51 million (2008 - $47 million), which has been determined using a discounted cash flow model , in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 10(a)).

As of October 31, 2009, other debt also includes a $4 million note payable (2008 – $8 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4%. Although the note was due on October 22, 2009, in accordance with an agreement with the lender, the Company repaid $4 million of this note plus interest on October 22, 2009 and the remaining $4 million will be forgiven upon closing the sale of MDS Analytical Technologies (Note 3).

Revolving credit facility
The Company has a C$500 million (US$462 million) revolving credit facility available to fund its liquidity requirements which expires in July 2010. As of October 31, 2009, no amounts were drawn or outstanding under this facility. See Note 27, “Commitments and Contingencies – Long-term debt” for the potential impact on the Company’s revolving credit facility.

Principal repayments
Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2010	$30
2011	14
2012	14
2013	171
2014	9
Thereafter	29
$267

15.	Deferred Revenue
	2009	2008
Payment in advance of services rendered	$9	$6
Deferred credit related to government loan(a)	7	9
Other	3	-
	19	15
Less: current portion	(5)	(6)
Long-term portion of deferred revenue	$14	$9

(a)      The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining seven-year term of the debt using the sum of the years’ digits method.

16.	Other Long-Term Liabilities
	2009	2008
Post-retirement obligations (Note 25)	$12	$13
Asset retirement obligation (Note 29)	5	-
Liability insurance reserve (Note 27)	4	-
Other	3	5
Other long-term liabilities	$24	$18

17.	Earnings Per Share
The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in millions)	2009	2008	2007
Weighted average number of Common shares outstanding – basic	120	122	132
Impact of stock options assumed exercised	-	-	-
Weighted average number of Common shares outstanding – diluted	120	122	132
Basic (loss) earnings per share from continuing operations	$(0.12)	$(2.02)	$0.09
Basic (loss) earnings per share from discontinued operations	$(1.00)	$(2.52)	$5.84
Diluted (loss) earnings per share from continuing operations	$(0.12)	$(2.02)	$0.09
Diluted (loss) earnings per share from discontinued operations	$(1.00)	$(2.52)	$5.83

Pro-forma impact of stock-based compensation
The Company is required to calculate and disclose the compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

18.	Share Capital

As of October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2006	144,319	$566
Issued	1,090	17
Repurchased and cancelled	(22,831)	(90)
Balance as of October 31, 2007	122,578	493
Issued	462	7
Repurchased and cancelled	(2,903)	(12)
Other	-	1
Balance as of October 31, 2008	120,137	489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of October 31, 2009	120,137	$489

During fiscal 2009, there were no cash dividends declared or paid as the Company discontinued its dividend payments as of  January 2007. Due to restrictions in debt covenants on MDS’s long-term debt as of October 31, 2008, the Company does not expect to make further dividend payments or share repurchases until the existing senior unsecured notes are retired.

During fiscal 2009, the Company issued no Common shares. During fiscal 2008, the Company issued 462,100 (2007 - 982,000) Common shares under the stock option plan for proceeds of $7 million (2007 - $14 million).

During fiscal 2009, the Company did not repurchase or cancel any Common shares. During fiscal 2008, the Company repurchased and cancelled 2,903,200 Common shares under the terms of a normal course issuer bid for a cost of $44 million. During fiscal 2007, the Company repurchased and cancelled 22,831,050 Common shares under a substantial issuer bid for $441 million. Of the total cost in fiscal 2008, $12 million (2007 - $90 million) was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $32 million (2007 - $351 million), was charged to retained earnings and OCI.

Stock dividend and share purchase plan and employee share ownership plan
Until fiscal 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends.  Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional Common shares at the Average Market Price.  Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 Common shares as stock dividends and the issuance of 1,000 Common shares for cash. The Company discontinued this plan during fiscal 2007.

The Company sponsors a non-compensatory Employee Share Ownership Plan. Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase.  Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution.  During fiscal 2009 and 2008, the Company issued no Common shares under this plan. During fiscal 2007, the Company issued 66,000 Common shares under this plan for proceeds of $1 million.

19.	Financial Instruments and Financial Risk

Derivative instruments
As of October 31, 2009, the Company held no derivatives that were designated as fair value hedges.

The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company entered into foreign exchange contracts to hedge a portion of the cash flows and designated these foreign currency forward exchange contracts as cash flow hedges. As of October 31, 2009, the Company did not have any derivatives designated as cash flow hedges.

The U.S. dollar denominated senior secured notes have been designated as hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services. As the Company’s net investment hedge has been deemed to be effective, the U.S. dollar denominated senior secured notes have been measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. The unrealized gain or loss in the cumulative translation account would continue to be deferred until the time it is released with the sale of the Company’s foreign operations.

The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts, primarily relating to MDS Nordion.

The following table provides the notional and fair value of all Company derivative instruments:

As of October 31	2009		2008
Assets	Notional Value	Fair Value	Notional Value	Fair Value
Embedded derivatives(a)	$-	$-	$5	$-
Foreign currency forward contracts under cash flow hedges and not under hedging relationships(b)	-	-	8	1
	$-	$-	$13	$1
Liabilities
Embedded derivatives(a)	$83	$4	$125	$11
Foreign currency forward contracts under cash flow hedges and not under hedging relationships(b)	15	-	-	-
	$98	$4	$125	$11

(a)   Excludes embedded derivatives with assets and liabilities related to discontinued operations with notional amounts of $4 million (2008 - $25 million) and $nil (2008 - $1 million), respectively. These embedded derivatives assets and liabilities had fair value of $nil (2008 - $1 million) and $nil (2008 - $nil), respectively.

(b)   Excludes derivatives with assets and liabilities related to discontinued operations with notional amounts of $nil (2008 - $1 million) and $nil (2008 - $65 million), respectively. These derivatives assets and liabilities had fair value of $nil (2008 - $nil) and $nil (2008 - $9 million), respectively.

The following table summarizes the activities of the Company’s derivative instruments:

Years ended October 31	2009	2008	2007
Realized gain on foreign currency forward contracts under cash flow hedges(a)	$-	$(2)	$(2)
Unrealized gain recorded in OCI expected to be reclassified to consolidated statements of operations in the next 12 months(b)	$-	$-	$(4)
Realized (gain) loss on foreign currency forward contracts not under hedging relationships(c)	$(1)	$7	$(1)
Unrealized (gain) loss recorded in OCI relating to net investment hedges(d)	$(24)	$64	$(58)
Unrealized gain for other foreign currency forward contracts not under hedging relationships recorded in other expenses (income), net(e)	$-	$-	$-
Unrealized (gain) loss for embedded derivatives recorded in change in fair value of embedded derivatives(f)	$(8)	$15	$(4)

(a)      Excludes realized loss (gain) of forward contracts under cash flow hedges of $7 million (2008- $nil; 2007 - $(2)) included in equity earnings within discontinued operations.

(b)      Excludes unrealized loss (gain) recorded in OCI expected to be reclassified to income over the next 12 months of $nil (2008 - $(9) million; 2007 - $(3) million) related to discontinued operations.

(c)      Excludes realized loss (gain) of derivatives not under hedging relationships of $nil (2008 - $nil; 2007 - $1 million) related to discontinued operations.

(d)      No ineffectiveness was recorded in income for the years ended October 31, 2009, 2008 and 2007.

(e)      Excludes unrealized loss (gain) of derivatives not under hedging relationships of $nil (2008 - $(1) million; 2007 - $3 million) related to discontinued operations.

(f)      Excludes unrealized loss (gain) for embedded derivatives of $(1) million (2008 - $(1) million; 2007 - $nil) related to discontinued operations.

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers.  No single party accounts for a significant balance of accounts receivable.  As of October 31, 2009, accounts receivable is net of an allowance for uncollectible accounts of $nil (2008 - $1 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			As of October 31, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$10	$-	$-	$10
Asset backed commercial paper (Note 8)	$-	$-	$11	$11
Available for sale (Note 9)	$1	$-	$-	$1
Derivative liabilities	$-	$4	$-	$4

The following tables present the changes in the Level 3 fair value category:

				Year ended October 31, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of October 31 2009
		Earnings	Other
Asset backed commercial paper (Note 8)	$-	$-	$2	$9	$-	$11
Available for sale (Note 9)	$9	$-	$-	$(9)	$-	$-

20.	Restructuring Charges, Net

During the fourth quarter of fiscal 2009, the Company announced a strategic repositioning of its businesses, which resulted in the planned sale of MDS Analytical Technologies and its intention to sell the remaining MDS Pharma Services Early Stage business (Note 3). As a result of these activities, a pre-tax restructuring charge of $9 million was recorded to reflect the closure of the Company’s Toronto, Canada corporate office and establishment of its corporate headquarters in Ottawa, Canada. The restructuring charge is for estimated workforce reductions including severance and benefit costs. These restructuring activities are expected to be completed in fiscal 2010 and additional restructuring charges may be incurred as discussed in Note 27, “Commitments and Contingencies – Corporate restructuring”.

In fiscal 2008 and 2007, the Company recorded restructuring charges of $1 million and $9 million, respectively, related to various initiatives focused on improving profitability. The Company completed its activities associated with the fiscal 2008 and 2007 restructuring plans and has utilized all of the related prior year provisions.

As of October 31, 2009, the restructuring provision of $8 million (2008 - $1 million) is included in accrued liabilities in the consolidated statements of financial position.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until October 31, 2009.

	Expenses				Cumulative Activities		Balance as of October 31
	2009	2008	2007	Total	Cash	Non-Cash	2009
Workforce reductions	$9	$-	$1	$10	$(2)	$-	$8
Contract cancellation charges	-	1	-	1	(1)	-	-
Other	-	-	8	8	(7)	(1)	-
Restructuring charges, net	$9	$1	$9	$19	$(10)	$(1)	$8

21.	Other Expenses (Income), Net

	2009	2008	2007
Write-down of investments/valuation provisions	$1	$11	$8
Gain on sale of investment	-	(2)	(7)
Loss (gain) on sale of business	-	4	(1)
Gain on sale of property, plant and equipment, net	-	-	(9)
Foreign exchange loss (gain)	5	(7)	4
Other	(2)	2	-
Other expenses (income), net	$4	$8	$(5)

22.	Income Taxes

Income tax provision
The components of the Company’s (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

	2009	2008	2007
Canadian	$-	$(335)	$30
Foreign	(2)	(9)	(16)
(Loss) income from continuing operations before income taxes	$(2)	$(344)	$14

The components of the income tax expense (recovery) are as follows:

	2009	2008	2007
Canadian income tax expense (recovery)
Current	$1	$21	$(3)
Deferred	2	(117)	(3)
Foreign income tax expense (recovery)
Current	10	12	(6)
Deferred	-	(14)	14
Income tax expense (recovery)	$13	$(98)	$2

The reconciliation of expected income taxes to reported income taxes is set out below.

	2009	2008	2007
Expected income tax expense (recovery) at the 32% (2008 – 33%; 2007 – 35%) statutory rate	$(1)	$(113)	$4
Increase (decrease) in taxes as a result of:
Deferred tax recovery on the MAPLE Facilities lease reassessment at lower tax rates	-	18	-
Valuation allowance on deferred tax assets	12	-	-
Other investment write-downs	-	2	1
Tax liability arising on utilization of R&D tax credits	1	(11)	(3)
Net changes in reserves for uncertain tax positions(a)	3	4	-
Differential foreign tax rates	(1)	(1)	(1)
Stock-based compensation	1	2	1
Foreign losses not recognized	-	1	3
Impact of enacted rate changes on deferred tax balances	-	6	(2)
Other	(2)	(6)	(1)
Reported income tax expense (recovery)	$13	$(98)	$2

(a)           Excludes net changes in reserves for uncertain tax positions of $10 million (2008 - $6 million; 2007 - $nil) related to discontinued operations.

Deferred tax assets and liabilities
Components of the deferred tax assets and liabilities consist of the following temporary differences:

	2009	2008
Tax benefit of losses carried forward	$9	$6
Tax basis in excess of book value	15	2
Investment tax credits	31	(14)
Provisions and reserves	14	21
Other comprehensive income	(5)	(8)
Deferred tax assets before valuation allowance	64	7
Valuation allowance	(9)	(6)
Net deferred tax assets	$55	$1
No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Tax losses carried forward
As of October 31, 2009, the Company has deferred tax assets relating to net operating loss carryovers for continuing operations of $9 million (2008 - $6 million; 2007 - $8 million).  These assets relate to $30 million (2008 - $24 million; 2007 - $23 million) of tax loss carryovers from continuing operations.  Of the total losses, $nil (2008 - $nil; 2007 - $2 million) will expire in the next 5 years, $4 million (2008 - $2 million; 2007 - $1 million) will expire between the next 6 and 15 years and the remaining $26 million (2008 - $22 million; 2007 - $20 million) may be carried forward indefinitely.

Tax contingencies
The Company adopted the provisions of ASC 740-10 on November 1, 2007, which had no impact on the liability for unrecognized tax benefit.

At the adoption date of November 1, 2007, the Company had approximately $26 million of total gross unrecognized income tax benefits, excluding $3 million in interest and penalties. Of this total, $25 million represents the amount of unrecognized tax benefits that would favourably affect the effective income tax rate in future periods, if recognized.

The gross reserves for uncertain tax positions excluding accrued interest and penalties were $46 million and $29 million at
October 31, 2009 and November 1, 2008, respectively. The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits will decrease by $10 million during the year ended October 31, 2010.

The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $4 million and $4 million as of October 31, 2009 and November 1, 2008, respectively.

Below is a reconciliation of the reserve associated with uncertain tax positions, excluding accrued interest and penalties, as of the adoption date through October 31, 2009.

	2009	2008
Gross unrecognized tax benefits as of October 31, 2008	$29	$26
Increase in reserve for tax positions taken for the prior year	2	7
Decrease in reserve for tax positions taken for the prior year	-	(2)
Increase in reserve for tax positions taken in the current year	12	5
Decrease in reserve for tax positions taken in the current year	(1)	-
Foreign currency exchange rate changes	4	(7)
Gross unrecognized tax benefits as of October 31, 2009	$46	$29

MDS is subject to taxation in Canada and the U.S., its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination.  Tax returns filed in the U.S. generally are not subject to examination for years before 2005, while 2005 and subsequent U.S. tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

23.	Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:
	2009	2008	2007
Depreciation and amortization	$24	$25	$23
Stock option compensation	3	3	3
Deferred income taxes	-	(131)	6
MAPLE Facilities write-off	-	341	-
Write-down of investments	1	11	8
Gain on sale of investments	-	(2)	(7)
Loss (gain) on sale of businesses	-	4	(1)
Change in fair value of embedded derivatives	(8)	13	(5)
Unrealized foreign currency translation (gain) loss	(3)	(4)	4
Other	(14)	(17)	(15)
	$3	$243	$16

Changes in operating assets and liabilities comprise the following:
	2009	2008	2007
Accounts receivable	$24	$(3)	$(26)
Notes receivable	60	(3)	-
Inventories	(4)	(13)	(3)
Other current assets	-	(14)	38
Accounts payable and accrued liabilities	5	(38)	52
Income taxes payable	-	(45)	56
Deferred income and other long-term obligations	8	9	11
	$93	$(107)	$128

24.	Stock-Based Compensation

Upon the close of the sale of MDS Analytical Technologies (Note 3), a change in control will be triggered. In the event of a change of control all unvested stock options, mid-term incentive plan awards and restricted share units will vest and become exercisable immediately on closing of the transaction. A change of control (COC) includes, among other things, the sale of all or substantially all of the assets and undertaking of the Company.

Stock option plan
At the Company’s annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company’s 2007 Stock Option Plan (the Plan), which replaced the Company’s 2006 Stock Option Plan.  Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company.  The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant.  All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval.  Except as noted below, stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years.  Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years.  As of October 31, 2009, 11 million Common shares have been reserved for issuance under the Plan.

Canadian Dollar Options
	Number (000s)	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ millions)
Outstanding as of October 31, 2007	5,555	$19.66	5.3	$10
Granted	39	20.29
Exercised	(462)	15.91
Cancelled or forfeited	(942)	20.41
Outstanding as of October 31, 2008	4,190	$19.92	4.3	$-
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(636)	20.21
Expired	(72)	15.50
Outstanding as of October 31, 2009	3,482	$19.95	3.5	$-
Vested and expected to vest at October 31, 2008(a)	4,043	$19.90	4.8	$-
Vested and expected to vest at October 31, 2009(a)	3,991	$20.11	3.9	$-
Exercisable at October 31, 2008	2,944	$19.49	3.9	$-
Exercisable at October 31, 2009	2,972	$19.72	3.3	$-

(a)   The expected to vest amount represents the unvested options as at October 31, 2009 and 2008, respectively, less estimated forfeitures.

Options outstanding as of October 31, 2009 comprised the following:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95 - $15.70	0.11	119	$13.95	119	$13.95
$15.75 - $17.20	2.50	403	16.77	402	16.77
$17.50 - $19.00	3.53	539	18.38	488	18.44
$19.05 - $20.70	3.52	875	19.94	836	19.92
$20.75 - $22.50	3.91	1,546	21.78	1,127	21.79
	3.46	3,482	$19.95	2,972	$19.72

United States Dollar Options
	Number (000s)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US millions$)
Outstanding as of October 31, 2007	-	$-	-	$-
Granted	1,161	15.89
Cancelled or forfeited	(8)	16.65
Outstanding as of October 31, 2008	1,153	$15.88	6.6	$-
Granted	46	6.14
Cancelled or forfeited	(44)	15.86
Outstanding as of October 31, 2009	1,155	$15.49	5.7	$-
Vested and expected to vest as of October 31, 2008	1,016	$15.88	6.6	$-
Vested and expected to vest as of October 31, 2009	1,131	$15.50	3.7	$-
Exercisable at October 31, 2008	-	$-	-	$-
Exercisable at October 31, 2009	369	$15.88	5.6	$-

		Options Outstanding		Options Exercisable
Range of Exercise Prices (US$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (US$)	Number (000s)	Weighted Average Exercise Price (US$)
$6.13 - $6.15	6.19	46	$6.14	-	$-
$9.89 - $14.34	5.81	19	13.38	6	13.38
$14.35 - $17.74	5.61	1,090	15.93	363	15.93
	5.65	1,155	$15.49	369	$15.88

Total stock option compensation expense for fiscal 2009 was $4 million (2008 - $5 million; 2007 - $4 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position.  Stock option compensation expense related to discontinued operations for the year ended October 31, 2009 was $1 million (2008 - $2 million; 2007 - $1 million) as included in costs and other expenses in “(Loss) income from discontinued operations, net of income taxes” (Note 3).

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.7%	3.6%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.311	0.231	0.209
Expected time until exercise (years)	4.20	4.40	4.35

The weighted average fair values of options granted are estimated to be US$1.47 per Common share in fiscal 2009, C$4.51 and US$4.13, respectively, per Common share in fiscal 2008, and C$5.66 per Common share in fiscal 2007.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2009		2008		2007
Aggregate intrinsic value of options exercised	C$	-	C$	1	C$	5
	US$	-	US$	-	US$	-
Aggregate grant-date fair value of shares vested	C$	4	C$	5	C$	5
	US$	2	US$	-	US$	-

As of October 31, 2009, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$1 million and US$2 million, which will be amortized over the weighted average remaining requisite service period of approximately 5 months and 20 months, respectively.

Incentive plans
The Company has mid-term incentive plans (MTIP) which issue Performance Share Units (PSUs).

The 2006 MTIP was to vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively. The term of the PSUs was three years and payout occurred at the later of 24 months from the date of grant and achievement of each share price hurdle. During fiscal 2006, the first share price hurdle was met and 50% of the issued units vested. Payout on certain PSUs was in the form of Deferred Share Units (DSUs) and the balance was paid in cash in fiscal 2008.

The 2007 MTIP was to vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs was three years and the payout was to occur at the later of 24 months from the date of grant and achievement of each price hurdle. The price hurdles for the 2007 MTIP were not met and the 2007 MTIP expired in fiscal 2009.

The 2008 MTIP will vest on December 15, 2010 and the final number of PSUs granted will be determined based on achieving a target 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

During the first quarter of fiscal 2009, the Company implemented a new fiscal 2009 MTIP. The 2009 MTIP will vest on January 16, 2012 and the number of PSUs granted will be determined based on achieving a target 2011 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the MTIP plans:

Liability	As of October 31
	2009	2008
2006 Plan	$1	$1
2007 Plan	-	-
2008 Plan	-	2
2009 Plan	-	-
Total	$1	$3

Expense (Income)(a)	Years ended October 31
	2009	2008	2007
2006 Plan	$-	$(7)	$2
2007 Plan	-	(3)	3
2008 Plan	(2)	2	-
2009 Plan	-	-	-
Total	$(2)	$(8)	$5

(a)   Expense (income) related to discontinued operations for the year ended October 31, 2009 was $(1) million (2008 - $(5) million; 2007 - $3 million) as included in costs and other expenses in “(Loss) income from discontinued operations, net of income taxes” (Note 3).

Restricted stock units
The Company periodically grants time-based restricted stock units (RSUs) to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. The Company records the liability and expense relating to RSUs based on the market value of the Company’s Common shares at each reporting date.  The expense is recorded in the consolidated statements of operations on a straight-line basis over the term of the RSUs and adjusted for any fair value changes at each reporting date. As of October 31, 2009, the liability relating to RSUs was $3 million (2008 - $nil) and the total expense relating to RSUs during fiscal 2009 was $2 million (2008 - $1 million). RSUs expense related to discontinued operations for the year ended October 31, 2009 was $2 million (2008 - $nil; 2007 - $nil) as included in costs and other expenses in “(Loss) income from discontinued operations, net of income taxes” (Note 3).

As of October 31, 2009, the Company has 707,000 of outstanding RSUs (2008 - 286,000).

Grant Date	Granted Number [in thousands]	Cancelled Number [in thousands]	Outstanding Number [in thousands]	Vesting Date
September 2, 2008	286	(16)	270	January 15, 2010
March 11, 2009	437	-	437	September 30, 2010
	723	(16)	707

25.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined benefit pension plans
The Company sponsors three defined benefit pension plans, one for each of its employees in Canada, the U.S. and Taiwan. The Canadian plan is based on the highest three or six average consecutive years of wages and requires employee contributions. The Taiwanese plan is based upon years of service and compensation during the last month prior to retirement and the U.S. plan is based on the participants’ 60 highest consecutive months of compensation and their years of service. The pension plans in Taiwan and the U.S. are related to MDS Pharma Services, which is reported as discontinued operations in the consolidated financial statements (Note 3).

All plans are funded and the Company uses an October 31st measurement date for its plans.  The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2008.

The components of net periodic pension cost for these plans for fiscal 2009, 2008 and 2007 are as follows:

	Domestic Plan			International Plans
	2009	2008	2007	2009	2008	2007
Components of net periodic pension cost
Service cost	$1	$3	$4	$1	$1	$-
Interest cost	10	11	9	1	1	1
Expected return on plan assets	(13)	(15)	(12)	(1)	(1)	(1)
Recognized actuarial gain	(1)	-	-	-	-	-
Amortization of net transition asset	-	-	(2)	-	-	-
Curtailment gain	-	(1)	-	-	-	-
Net periodic pension cost	$(3)	$(2)	$(1)	$1	$1	$-

The net periodic pension costs under the International Plans related to MDS Pharma Services and are included in costs and other expenses in “(Loss) income from discontinued operations, net of income taxes” (Note 3).

The following weighted average assumptions are used in the determination of the net periodic benefit cost and the projected benefit obligation:

	Domestic Plan			International Plans
	2009	2008	2007	2009	2008	2007
Projected benefit obligation
Discount rate	6.50%	7.25%	5.60%	4.60%	5.45%	4.94%
Expected return on plan assets	6.90%	6.75%	6.75%	6.11%	5.74%	5.94%
Rate of compensation increase	3.75%	3.75%	3.75%	4.00%	4.28%	3.94%
Benefit cost
Discount rate	7.25%	5.80%	5.25%	5.94%	4.74%	4.85%
Expected return on plan assets	6.75%	6.75%	6.50%	6.28%	5.74%	5.94%
Rate of compensation increase	3.75%	3.75%	3.75%	4.32%	3.85%	3.94%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

	Domestic Plan		International Plans
	2009	2008	2009	2008
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$138	$208	$20	$22
Service cost - pension	2	4	1	1
Interest cost	10	11	1	1
Benefits paid	(7)	(5)	(2)	(1)
Actuarial loss (gain)	17	(39)	3	(1)
Curtailments	-	(1)	-	-
Foreign currency exchange rate changes	18	(40)	-	(2)
Projected benefit obligation, end of year	178	138	23	20
Change in fair value of plan assets
Fair value of plan assets, beginning of year	163	246	18	23
Employer contributions	1	3	-	1
Employee contributions	1	1	-	-
Actual return on plan assets	14	(35)	-	(2)
Benefits paid	(7)	(5)	(2)	(1)
Foreign currency exchange rate changes	20	(47)	-	(3)
Fair value of plan assets, end of year	192	163	16	18

Funded status – over/(under) at end of year	$14	$25	$(7)	$(2)

The funded status of the Domestic plan, measured as the difference between plan assets at fair value and the projected benefit obligation, was included within other long-term assets (Note 10). The funded status of the International Plans related to MDS Pharma Services and was included in liabilities of discontinued operations on the consolidated statements of financial position.

A reconciliation of the funded status to the net plan assets (liabilities) recognized in the consolidated statements of financial position is as follows:
	Domestic Plan		International Plans
	2009	2008	2009	2008
Projected benefit obligation	$178	$138	$23	$20
Fair value of plan assets	192	163	16	18
Plan assets in excess of (less than) projected benefit obligations	14	25	(7)	(2)
Unrecognized net actuarial loss (gain)	10	(8)	6	3
Net amount recognized at year end	$24	$17	$(1)	$1

Long-term pension plan assets	$14	$25	$1	$1
Non-current liabilities	-	-	(8)	(2)
Accumulative other comprehensive loss (income)	10	(8)	6	2
Net amount recognized at year end	$24	$17	$(1)	$1

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

	2009	2008
Net actuarial loss (gain)	$16	$(6)
Deferred income taxes	(5)	2
Accumulated other comprehensive loss (income) - net of tax	$11	$(4)

The weighted average asset allocation of the Company’s pension plans is as follows:

	Target	Domestic Plan		International Plans
Asset Category		2009	2008	2009	2008
Cash	-	-	0.1%	48.5%	51.7%
Fixed income	35.0%	39.6%	39.6%	18.2%	17.3%
Equities	65.0%	60.4%	60.3%	33.3%	31.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company’s expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected future benefit payments are as follows:

Years ending October 31	Domestic Plan	International Plans
2010	$7	$1
2011	8	-
2012	8	-
2013	9	1
2014	9	1
2015 – 2019	56	5
	$97	$8

Other benefit plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans are as follows:

	2009	2008	2007
Components of net periodic cost
Interest cost	$1	$1	$1
Recognized actuarial gain	(1)	-	-
Curtailment gain recognized	-	(1)	-
Net periodic cost	$-	$-	$1

The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

	2009	2008	2007
Projected benefit obligation
Discount rate	6.09%	7.15%	5.56%
Rate of compensation increase	4.12%	4.13%	4.16%
Initial health care cost trend rate	9.12%	8.84%	9.10%
Ultimate health care cost trend rate	4.85%	4.84%	4.86%
Years until ultimate trend rate is reached	13	9	5
Benefit cost
Discount rate	7.15%	5.70%	5.18%
Rate of compensation increase	4.12%	4.13%	4.16%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2009:

	1% Increase	1% Decrease
Change in net benefit cost	$-	$-
Change in projected benefit obligation	$1	$(1)

The changes in the projected benefit obligation and the funded status of the plans are as follows:

	2009	2008
Change in projected benefit obligation
Projected benefit obligation – beginning of year	$10	$21
Interest cost	1	1
Benefits paid	(1)	(1)
Actuarial loss (gain)	1	(5)
Curtailments	-	(1)
Foreign currency exchange rate changes	3	(5)
Projected benefit obligation – end of year	$14	$10

Funded status – over/(under) at end of year	$(14)	$(10)

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

	2009	2008
Projected benefit obligation	$14	$10
Fair value of plan assets	-	-
Plan assets in excess of (less than) projected obligations	(14)	(10)
Unrecognized actuarial gains	(3)	(3)
Unrecognized past service costs	-	(1)
Net amount recognized at year end	$(17)	$(14)

Non-current liabilities	$(14)	$(14)
Accumulative other comprehensive income	(3)	-
Net amount recognized at year end	$(17)	$(14)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 16). The other benefit plan liabilities related to discontinued operations as of October 31, 2009 of $2 million (2008 - $1 million) are included in liabilities of discontinued operations on the consolidated statements of financial position (Note 3).

As of October 31, 2009, the unrecognized actuarial gains and past service costs of $3 million (2008 - $nil), net of tax of $1 million (2008 - $nil) are included in accumulated other comprehensive income.

Based on the actuarial assumptions used to develop the Company’s benefit obligations as of October 31, 2009, the following benefit payments are expected to be made to plan participants:

Years ending October 31
2010	$1
2011	1
2012	1
2013	1
2014	1
2015 - 2019	5
Total	$10

During fiscal 2010, the Company expects to contribute approximately $2 million and $1 million to the Company’s pension plans and other benefit plans, respectively.

During fiscal 2009, the Company contributed $8 million to defined contribution pension plans on behalf of its employees
(2008 - $8 million; 2007 - $13 million).

26.	Segmented Information
As discussed in Note 1, the Company operates as a global life sciences with three business segments: MDS Nordion (medical imaging and radiotherapeutics, and sterilization technologies), MDS Pharma Services (pharmaceutical contract research) and MDS Analytical Technologies (development, manufacture, and sale of analytical instruments). During fiscal 2009, the Company sold MDS Pharma Services Phase II-IV and Central Labs and announced its intention to sell its remaining MDS Pharma Services Early Stage operations. The Company also announced that it has signed an agreement to sell MDS Analytical Technologies. As a result of these activities, MDS Pharma Services and MDS Analytical Technologies have been reported in discontinued operations in the consolidated financial statements for all periods presented herein (Note 3) and have appropriately been excluded from the following segment disclosures.

The Company’s remaining business segment, MDS Nordion, is reported as continuing operations. The Company’s chief operating decision maker (CODM) and the operating and financial information regularly reviewed by the CODM has not changed during fiscal 2009. As the Company continues its strategic repositioning, management will reevaluate its business segments.  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

	Year ended October 31, 2009
	MDS Nordion	Corporate and Other	Total
Revenues	$231	$-	$231
Direct cost of revenues	122	-	122
Selling, general and administration	40	39	79
Research and development	3	-	3
Depreciation and amortization	14	10	24
Restructuring charges, net	-	9	9
Change in fair value of embedded derivatives	(8)	-	(8)
Other expenses, net	1	3	4
Segment (loss) earnings	$59	$(61)	$(2)
Total assets excluding assets of discontinued operations (Note 3)	$259	$426	$685
	Year ended October 31, 2008
	MDS Nordion	Corporate and Other	Total
Revenues	$296	$-	$296
Direct cost of revenues	153	-	153
Selling, general and administration	48	57	105
Research and development	3	-	3
Depreciation and amortization	13	12	25
MAPLE Facilities lease reassessment	341	-	341
Restructuring charges, net	-	1	1
Change in fair value of embedded derivatives	15	-	15
Other expenses, net	2	6	8
Segment loss	$(279)	$(76)	$(355)
Total assets excluding assets of discontinued operations (Note 3)	$367	$224	$591

	Year ended October 31, 2007
	MDS Nordion	Corporate and Other	Total
Revenues	290	-	290
Direct cost of revenues	150	-	150
Selling, general and administration	60	62	122
Research and development	4	-	4
Depreciation and amortization	13	10	23
Restructuring charges, net	-	9	9
Change in fair value of embedded derivatives	(4)	-	(4)
Other income, net	(5)	-	(5)
Segment (loss) earnings	$72	$(81)	$(9)
Total assets excluding assets of discontinued operations (Note 3)	$1,014	$537	$1,551

Revenues by geographic location are summarized below:

	Canada	U.S.	Europe	Asia	Other	Total
2009	$7	$127	$31	$43	$23	$231
2008	10	169	36	57	24	296
2007	10	162	45	47	26	290

Property, plant and equipment by geographic location and additions are summarized below:

		Canada	Europe	Total	Additions
MDS Nordion	2009	$94	$10	$104	$10
	2008	83	8	91	8
Corporate and Other	2009	$27	$-	$27	$5
	2008	33	-	33	5
Total	2009	$121	$10	$131	$15
	2008	116	8	124	13

All of the goodwill of the Company is carried in Canada.

Significant customers
For the year ended October 31, 2009, one major MDS Nordion customer accounted for $38 million or 17% (2008 - $53 million or 18%; 2007 - $55 million or 19%) of the Company’s product revenues.

27.	Commitments and Contingencies

Leases and other commitments
The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2009, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2010	$19	$47
2011	14	34
2012	10	22
2013	6	20
2014	4	25
Thereafter	11	113
	$64	$261

Net rental expense for premises and equipment leases for the year ended October 31, 2009 was $20 million (2008 - $25 million; 2007 - $28 million).

Contractual commitments
Included in other contractual commitments is $234 million (2008 - $279 million) associated with long-term supply arrangements, including the Company’s long-term Russian cobalt supply agreements and other long-term commitments primarily with power producers.

Other contractual commitments also include a remaining four-year commitment totaling $18 million (2008 - $54 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2009 amounted to $6 million (2008 - $3 million; 2007 - $5 million).

Indemnities and guarantees
In the normal course of its operations, the Company enters into a variety of commercial transactions such as the purchase or sales of businesses, the purchase or supply of products or services, clinical trials, licenses and leases. These transactions are evidenced by agreements, most of which contain standard indemnity obligations. The Company’s financial exposure to counterparties under these indemnity obligations is generally based upon actual future damages which the counterparty may suffer as a result of the Company’s actions or inaction. In the circumstances, the Company is not able to make a reasonable estimate of the maximum potential amount the Company could be required to pay to counterparties under these indemnity obligations.  Historically, the Company has not made significant payments under these indemnity obligations.

Liability insurance
The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period.  The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance are $5 million as of October 31, 2009 (2008 - $5 million).

MDS Nordion - medical isotope supply disruption
On May 18, 2009, MDS Nordion received information from its primary supplier, AECL, regarding an interruption in the supply of medical isotopes. AECL announced that its National Research Universal (NRU) reactor would be out of service for more than one month due to a heavy water leak in the reactor vessel. On August 12, 2009, AECL further clarified that they expected the reactor would return to service in the first calendar quarter of 2010. On January 13, 2010, AECL in its weekly update on the status of the NRU repairs stated that the current schedule targets return to service by the end of March 2010, however, AECL also reported that if there are continuing challenges with the repair process, the NRU return to service schedule could extend into April 2010. According to AECL, guidance on the duration of the shutdown continues to be founded on the best evidence available, including the most up-to-date analysis of the inspection data, progress on repair strategies, and critical path requirements for restart after an extended shutdown. Although AECL has selected a repair method, there is uncertainty regarding the time required to complete potentially complex repairs and the reactor may be out of service for longer than currently announced by AECL.

Corporate restructuring
As previously discussed in Note 20, the Company is in the process of restructuring its operations given the agreement to sell MDS Analytical Technologies and its intention to sell Early Stage (Note 3). Contingent upon the closing of a sale of all or substantially all of the assets of the Company (Note 3), or a change in accordance with the Company’s COC policy (Note 24), certain executive officers of the Company are entitled to severances which include: (i) a sum equal to the executive officer’s annual compensation times a prescribed multiple, ranging from one to three, (ii) the executive officer’s average annual bonus over the last three years, and (iii) to the extent the executive officer is subject to certain U.S. tax requirements a tax gross-up amount in respect thereof. In addition, other employees in the Toronto, Canada corporate office would be entitled to severance and certain retention payments if they are terminated by the Company. MDS expects to record approximately $21 million of additional restructuring charges in 2010. Subsequent to year end, on January 8, 2010, the Company announced the departure of Stephen P. DeFalco, former Chief Executive Officer, and as a result $7 million of the above $21 million of severance and benefits, including a U.S. tax gross-up, became payable in accordance with his employment contract.

Pursuant to the Company’s strategic repositioning and COC policy, MDS may also incur the following additional costs.

Stock-based compensation awards
The Company’s stock-based compensation awards consist of stock options, PSUs granted under MTIP and RSUs. Upon the sale of MDS Analytical Technologies and pursuant to the COC policy, all of the outstanding unvested stock-based compensation awards will accelerate and fully vest.

The accelerated vesting of all of the 1 million outstanding stock options due to the COC policy will result in a non-cash stock compensation expense of approximately $3 million. Substantially all of the unvested stock options are out of the money as of October 31, 2009. The Company will record a non-cash expense for these stock options upon the closing of the planned sale of MDS Analytical Technologies, which is expected to close during the first calendar quarter of 2010.

In addition, pursuant to the COC policy, all of the stock based incentives granted to employees including to the executive officers pursuant to the MTIP and RSU plan will accelerate and fully vest at an estimated cost of approximately $15 million based on approximately 2 million PSUs and RSUs outstanding, and assuming a share price of $8.00 per Common share. The actual payment will be based on the average closing price of the Common shares for the five trading days up to and including the date of vesting. The Company will record amounts payable under the MTIP and the RSU plans upon the closing of the sale of MDS Analytical Technologies, which is expected to close in the first calendar quarter of 2010. The $2 million of RSUs that vested and were paid out in the first fiscal quarter of 2010 are not included in the $15 million.

Transaction incentive plan
The Company implemented a transaction incentive plan (Incentive Plan) on May 20, 2009, which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. This Plan established an incentive pool based on a percentage of the enterprise value of the Company. Based on a share price of $8.00 per Common share, the payment under the Incentive Plan is estimated to be $10 million of which less than $1 million was accrued in fiscal 2009.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, the Company will retain certain contracts that contain minimum purchase or fixed price commitments that are not economical for the remaining business. The Company expects to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010. Additionally, the Company intends to vacate all, or substantially all of the corporate office space in Toronto, Canada, for which future rent payments and cancellation penalties currently total approximately $7 million. The Company has initiated actions to sublease the office space or negotiate a buyout of the remaining lease at a reduced amount.

Financial advisory services fees
As a result of the sale of both MDS Analytical Technologies and Early Stage, MDS will incur fees of approximately $21 million in connection with financial advisory services provided by investment bankers to the Company. Approximately $14 million of these fees are related to the sale of MDS Analytical Technologies of which $5 million was paid in fiscal 2009. In agreement with the investment bankers, if two business units are sold, they are entitled to a fee based on the market capitalization of the remaining business which is determined by the first sixty days average closing market price of the Common shares following the consummation of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.00 per Common share, the Company estimates approximately $7 million of financial advisory services fee would be incurred in relation to the sale of Early Stage should it occur following the close of the MDS Analytical Technologies transaction.

In addition, the Company expects to incur approximately $11 million in legal, accounting and other advisory fees associated with the sale of MDS Analytical Technologies, of which $4 million was paid in fiscal 2009. The Company has approximately $2 million of unpaid advisory fees associated with the sale of Phase II-IV and Central Labs and currently expects to incur approximately $4 million of advisory fees in relation to the sale of Early Stage.

Long-term debt
The long-term senior unsecured notes contain a number of financial and other covenants, including restrictions on asset sales, debt incurrence and the ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the Company’s assets. Based on an agreement that the Company entered into with the note holders in the fourth quarter of fiscal 2009, MDS would be required to repay the senior unsecured notes, which includes principal plus accrued interest and a make-whole payment, within three days on the closing of the planned sale of MDS Analytical Technologies.

Upon the closing of the sale of MDS Analytical Technologies, the Company would not be able to access its existing revolving credit facility. As a result of losing access to this credit facility, MDS would also be required to cash collateralize approximately $20 million of letters of credit. The Company expects to retain sufficient cash from the sale of the businesses in absence of having a revolving credit facility. Due to the costs and restrictions associated with a new revolving credit facility, MDS is currently not in negotiations for a new credit facility; however, the Company may enter into future negotiations if terms become more favourable.

The terms of the current credit facility require the Company to meet certain financial covenants, which it met for the current fiscal year, and limit certain uses of funds including significant acquisitions. These covenants require the Company to prepay all amounts outstanding under the facility and provide the lenders’ the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

The senior unsecured notes contain a covenant that restricts the Company’s use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. With the fiscal 2008 non-cash write-off of the MAPLE Facilities, the cumulative net income was below the amount defined in the debt covenants for the senior unsecured notes, which triggered some restrictive debt covenants. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that MDS does not control. The Company currently expects these restrictions to remain in place until the senior unsecured notes are retired.

If the sale of MDS Analytical Technologies is not completed, the earnings impact from an extended NRU reactor shutdown combined with the existing market conditions may cause a breach of the debt covenants which may require repayment of the senior unsecured notes and preventing access to the revolving credit facility. MDS is taking actions to mitigate the risk of any debt covenant violation and is developing plans to address this situation should it occur. This may involve negotiating waivers on existing agreements or securing a new, smaller short-term credit facility to help fund the ongoing liquidity requirements; however, there can be no assurance that MDS will be successful in securing a new revolving credit facility, and if so, at what cost.

28.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $28 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement), and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. MDS is seeking against AECL (i) damages in the amount of C$1.6 billion (US$1.5 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion (US$1.5 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. MDS continues to pursue these actions with current emphasis on the arbitration proceedings.

29.	Asset Retirement Obligation

During the year ended October 31, 2009, the Company reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, due to the NRU reactor shutdown (Note 27). As a result, the Company established $5 million (2008 - $nil) representing the present value of future remediation costs in property, plant and equipment, net and other long-term liabilities in the consolidated statements of financial position. The capitalized future site remediation costs will be depreciated and the retirement obligation will be accreted over the life of the asset.

The fair value of the retirement obligation is determined based on certain third party estimates. Considerable management judgment is required in estimating this obligation. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in an adjustment to the estimated obligation over time.

The Company has pledged a $14 million (2008 - $13 million) letter of credit in support of future site remediation costs for the Kanata, Ontario facility.

30.	Subsequent Events

The Company has evaluated events to January 25, 2010, the date these consolidated financial statements are issued.

Sale of MDS Analytical Technologies
U.S. Federal Trade Commission
On November 3, 2009, the Company announced that MDS and Danaher had received a Second Request for information from the FTC regarding the sale of MDS Analytical Technologies. The Second Request relates to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined. The effect of the Second Request is to extend the waiting period imposed by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended for a period of 30 calendar days from the date of the parties’ substantial compliance with the request, unless the waiting period is earlier terminated. MDS and Danaher continue to cooperate with the FTC.

PerkinElmer, Inc.
On December 11, 2009, the Company announced that it was served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer), with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher. The Notice has been filed with the Ontario Superior Court of Justice. PerkinElmer seeks a range of alternative possible remedies including: court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer; an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS’s retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed. The Company continues to believe the sale of MDS Analytical Technologies to Danaher will be completed during the first calendar quarter of 2010.

Intent to sell MDS Pharma Services Early Stage
During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in its ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million (Note 3).

31.	Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.